SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 Amendment No. 2
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                       Boston Restaurant Associates, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                   101122109
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                                 (CUSIP Number)


         Roger Lipton, 780 Third Avenue, 43rd Floor, New York, NY 10017
                                 1-800-519-6080
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 11, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Roger Lipton                                          ###-##-####
     Lipton Financial Services, Inc.("Lipton Financial")    13-3694835
     RHL Associates, L.P. ("RHL Associates")                13-3694837
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [Xx]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

PF & WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

    United States Citizen, Delaware Corporation and Delaware Limited Partnership
________________________________________________________________________________
               7    SOLE VOTING POWER      COMMON STOCK     COMMON STOCK OPTIONS

                    Roger Lipton               833,864              30,000
                    RHL Associates             635,519
  NUMBER            Lipton Foundation            5,607
                    Estate of Solomon Lipton   277,133
    OF         _________________________________________________________________
               8   SHARED VOTING POWER     COMMON STOCK     COMMON STOCK OPTIONS
  SHARES
                   Mary Lipton                 49,000
BENEFICIALLY       Leslie Lipton                7,000
               _________________________________________________________________
  OWNED        9    SOLE DISPOSITIVE POWER  COMMON STOCK    COMMON STOCK OPTIONS

 BY EACH            Roger Lipton               833,864              30,000
                    RHL Associates             635,519
REPORTING           Lipton Foundation            5,607
                    Estate of Solomon Lipton   277,133
  OWNER        _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    Mary Lipton                 49,000
                    Leslie Lipton                7,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        Common Stock        Common Stock Options

Mary Lipton                 49,000
Roger Lipton               833,864                 30,000
RHL Associates             635,519
Lipton Foundation            5,607
Leslie Lipton                7,000
Estate of Solomon Lipton   277,133

Total                    1,808,223
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1,808,223/7,035,170   25.70% Common Stock
30,000/773,800    3.9% Common Stock Options
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

IN, CO, PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  Security and Issuer.

Boston Restaurant Associates, Inc; Common Stock $.01 par value

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Item 2.  Identity and Background.

         (a) Roger Lipton ("Lipton"), RHL Asociates, L.P. ("RHL"), Lipton Financial Services, Inc. ("Lipton Financial")

         (b) 780 Third Avenue, 43rd Floor, New York, NY 10017 for all

         (c) Lipton is the President and Director of Lipton Financial, a Delaware corporation, which is the general partner of RHL, a Delaware corporation. RHL is a private investment fund which purchases and sells securities for its own account. Lipton is also a registed representative Axiom Capital Management, Inc., a registered broker-dealer with offices at 780 Third Avenue, New York, NY 10022.

         (d) None of Lipton, RHL or Lipton Financial have been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of Liption, RHL or Lipton Financial, during the last five years, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or cause him or it to to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding a violation with respect to such laws.

         (f) Lipton is a U.S.citizen.

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Item 3.  Source and Amount of Funds or Other Consideration.

         RHL's shares were purchased with its working capital. The shares owned by Lipton and his family members (see below) were purchased with personal funds. Lipton is the Executor of the Estate of Solomon Lipton.

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Item 4.  Purpose of Transaction.

         Lipton has informed the Issuer's Board of Directors that he and his affiliates are desirous of selling their shares of the Issuer (the "Shares") and that they would prefer to sell these Shares in a transaction involving the Issuer in which all shareholders of the Issuer are treated similarly. In this regard, Lipton has been approached by persons unaffiliated with the Issuer who have expressed their possible interest in purchasing the Shares and engaging in a transaction with the Issuer. These discussions were preliminary and there is no assurance that a sale of the Shares in a transaction with the Issuer will take place.

         Lipton has owned the Shares for over eight years and believes that it is in the best interests of the shareholders generally to pursue a sale of the Issuer. At a meeting of the Issuer's Board of Directors on July 2, 2003, Lipton was informed that the Issuer was not interested in soliciting a sale of the Issuer at this time and that the Issuer would assist Lipton in furthering the sale of the Shares. The Issuer further indicated that Lipton should consider resigning as a member of the Issuer's Board. Lipton has no current intention of resigning as Director of the Issuer. Lipton further indicated that, if a good faith offer is made concerning the sale of the Issuer, he expects each member of the Board to act in accordance with his or her fiduciary duties.

         Lipton expect to actively discuss the possible sale of the Shares with interested parties. In the event Lipton is not renominated as a Director at the Issuer's 2003 annual meeting in the Fall of 2003, he reserves the right to propose an alternative slate of nominees and to solicit proxies in support of such slate.

         Mr. Lipton continues to feel that the transaction by which the public shareholders, including himself and his affiliates, would sell their shares to a third party and the Company would no longer be publicly held, would be in the best interests of all stockholders. Mr. Lipton has expressed this view at meetings of the Company's Board of Directors, and believes that the best price attainable would be through negotiations with one or more interested parties.

         Mr. Lipton has a filed a complaint in the Delaware Court of chancery seeking to compel the Company to hold an annual meeting of stockholders. The Company's last annual meeting was held on September 20, 2002, approximately seventeen months ago, and Mr. Lipton has requested the Company to call an annual meeting on several occasions.

         In addition, Mr. Lipton is considering proposing a slate of nominees for election to the Company's Board of Directors who, collectively, would possess greater multi-unit restaurant than the incumbent directors, and who Mr. Lipton believes would be committed to enhancing value for all stockholders.
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Item 5.  Interest in Securities of the Issuer.

         Lipton is the beneficial owner of 1,808,223 shares of the Issuer's common stock, or 25.70% of the Issuers common stock,and the direct owner of 30,000 common stock options, or 3.9% of such options. The shares are held by record as follows:

Mary Lipton (wife of Lipton)         49,000
Lipton                              833,864
RHL                                 635,619
Lipton Foundation                     5,607
Leslie Lipton (daughter of Lipton)    7,000
Estate of Solomon Lipton            277,133

RHL is the direct owner of 635,619 shares or or 9.03%, of which Lipton Financial is also the beneficial owner.

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Item 6.  Contracts,  Arrangements,  Understandings or Relationships with Respect to Securities of the Issuer.

         Lipton has voting and dispositve power over all of the Shares by virtue of the family relationships and postions as trustee of the Lipton Foundaton and sole owner, President and Director of Lipton Financial. Lipton Financial is the sole general partner of RHL and has voting and dispositive power over the Shares in RHL's name. Lipton is the Executor of the Estate of Solomon Lipton.

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Item 7.  Material to be Filed as Exhibits.

None

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

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        02/11/04
                                        ----------------------------------------
                                                         (Date)


                                                    /s/ Roger Lipton
                                        ----------------------------------------
                                                       (Signature)


                                                       Roger Lipton
                                           Individually and as President of
                                           Lipton Financial Services, Inc.
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).